02019657

EXCHANGE COMMISSION
N, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

NG PAGE
...d of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

VF 3-13-02

SEC FILE NO.
8-49994

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

Official Use Only

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One Evertrust Plaza, 13th Floor
(No. and Street)

Jersey City (City) NJ (State) 07302 (Zip Code)

RECEIVED MAR 04 2002 WASH. D.C. 140 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky (201) 499-4059 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

PricewaterhouseCoopers LLP

(ADDRESS) 1177 Avenue of the Americas (Number and Street) NY (City), NY (State) 10036 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Viju Verghis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CEO
Title

[signature]
Notary Public

KELLY S. ORZILLO
Notary Public, State of New York
No. 01OR6041132
Qualified in New York County
Commission Expires May 01, 2002

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (loss)
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeWeb LLC

Consolidated Statement of Financial Condition
December 31, 2001

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Member of TradeWeb LLC

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of TradeWeb LLC at December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2002

TradeWeb LLC
Consolidated Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 11,960,776
Accounts receivable	876,147
Insurance proceeds receivable (Note 3)	3,907,132
Other assets	168,727
Total assets	$ 16,912,782
Liabilities and Member's capital	
Accounts payable and accrued expenses	$ 1,414,675
Accrued compensation expense	2,539,370
Due to Parent	1,010,593
Total liabilities	4,964,638
Member's capital	
Member's interest	11,868,646
Accumulated other comprehensive income	
Foreign exchange translation adjustment	79,498
Total Member's capital	11,948,144
Total liabilities and Member's capital	$ 16,912,782

1. Organization

TradeWeb LLC (the "Company"), a wholly owned subsidiary of TradeWeb Group LLC ("Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides services that enable institutional investors to trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Parent.

The Company owns 100% of the shares of TradeWeb Europe Limited ("TEL"). TEL is incorporated as a limited company in the United Kingdom. TEL is licensed as a dealer in securities by the Securities and Futures Authority of the United Kingdom ("SFA"). TEL provides services that enable institutional investors to trade fixed income securities with their dealers on the TradeWeb Network developed by the Parent.

2. Significant Accounting Policies

The following is a summary of significant accounting policies.

Basis of consolidation
The consolidated financial statements as of and for the year ended December 31, 2001, include the accounts of the Company and its wholly owned subsidiary, TEL. All material intercompany transactions and balances have been eliminated in consolidation.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents
The Company considers short-term money market instruments with an original maturity of less than three months to be cash equivalents.

Translation of foreign currency
Cash payments and receipts made in currencies other than the U.S. dollars are transalated at the rate of exchange prevailing at the transaction date. Assets and liaiblities denominated in foreign currencies are translated at the rate prevailing at the Consolidated Statement of Financial Condition date.

Income tax
The Company is a limited liability company (which is taxed as a partnership) and, accordingly, the taxable income or loss of the Company is includable in the Federal and state income tax returns of the Company's individual member.

3. Effects of September 11, 2001 Terrorist Attacks

As a result of the terrorist attacks of September 11, 2001, the Company's and the Parent's headquarters in the World Trade Center were destroyed and the United States operations were temporary relocated to a back-up facility in Jersey City, New Jersey. The TradeWeb Network for the trading of United States based securities was not operational from September 11, 2001 until

September 30, 2001, as the disaster recovery plan was implemented. The Parent incurred losses that included fixed assets, business interruption and additional expenses associated with the Company's temporary relocation efforts. The Company's losses include business interruption and expenses associated with the relocation efforts. The Company has a property casualty insurance policy that covers both the Company and the Parent. The Company has filed a claim on behalf of the Company and the Parent with its insurance carrier for these losses which includes a claim for the replacement costs of fixed assets recorded on the books of the Parent. The policy limits under the insurance coverage are $7,000,000 for loss of property. The net book value of fixed assets owned by the Parent that were destroyed was $5,907,132. The Company has recorded insurance proceeds receivable on behalf of the Parent of $3,907,132, net of $2,000,000 received through December 31, 2001 from the insurance carrier. Amounts receivable by the Company under its claim with the insurance carrier for lost property are payable to the Parent.

Included in the Company's insurance claim are amounts for business interruption lost revenue and expenses related to the Company's relocation effort. Business interruption lost revenues and out of pocket relocation expense reimbursements will be recorded as the claims are settled and proceeds received. The Company is currently negotiating these reimbursements with its insurance carrier and anticipates these claims will be settled in 2002.

4. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2001, the Company had net capital of $1,297,604, which exceeded its requirement of $270,349 by $1,027,255. The Company's ratio of aggregate indebtedness to net capital was 3.13 to 1. The Company does not consolidate the assets and liabilities of TEL in determining net capital.

TEL is subject to certain financial resource requirements by the SFA. At December 31, 2001, TEL had financial resources, as defined by the SFA, of $3,651,000 which exceeded its requirement of $971,000 by $2,680,000.

5. Related Party Transactions

The Parent reimburses the Company for services performed in relation to the development of the TradeWeb Network and relationship maintenance with dealers. Costs borne by the Company that are recharged to the Parent are determined based on the percentage of compensation costs related to development of the TradeWeb Network and dealer relationship maintenance costs. Such costs are generally reimbursed on a cost plus basis.

The Parent charges the Company for the use of furniture, software, equipment and leasehold improvements owned by the Parent.

Included in cash and cash equivalents on the Consolidated Statement of Financial Condition is $4,541,000 in a government money market fund with an affiliate of a Member of the Parent.

6. Concentration of Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and brokers/dealers. The Company has only trade receivables. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

7. Commitments and Contingencies

The Company is obligated under its UK operating lease for office space through 2015. The terms of the lease require the following remaining future rental payments at December 31, 2001.

Year	Amount
2002	$ 772,000
2003	748,000
2004	748,000
2005	748,000
2006	748,000
Thereafter	6,231,000
	$ 9,995,000

Subsequent to December 31, 2001, the Parent signed a 15 year lease for office space in Jersey City, New Jersey. The Parent and the Company intend to relocate their headquarters and much of their United States operations to this location. The approximate annual rental commitment under this lease is $1,400,000.

8. Employees Savings Plan

The Company has a 401(k) savings plan for its US employees whereby eligible employees may voluntarily contribute a percentage of compensation not in excess of 12% of the employees' compensation, which is matched 100% by the Company. Company contributions vest 100% after completion of three years of service and participation in the plan.

The Company has a pension plan for its UK employees whereby the Company contributes 10% of the employees' compensation.

9. Consolidated Subsidiary

The following is a summary of certain financial information of the Company's consolidated subsidiary

Total assets	$ 6,035,385
Total liabilities	2,293,655
Equity	3,741,739